BofA Securities, Inc. One Bryant Park New York, New York 10036	SVB Securities LLC 255 California Street 12th Floor San Francisco, California 94111	Barclays Capital Inc. 745 Seventh Avenue New York, New York 10019	William Blair & Company, L.L.C. 150 North Riverside Plaza Chicago, Illinois 60606

VIA EDGAR

February 1, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joe McCann

Abby Adams

Re:	Arcellx, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-262191

Dear Mr. McCann,

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, wish to advise you that approximately 1,685 copies of the preliminary prospectus included in the above-named Registration Statement on Form S-1 (File No. 333-262191) (the “Registration Statement”) were distributed during the period January 31, 2022 through the date hereof, to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Arcellx, Inc. for acceleration of the effective date of the Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on February 3, 2022, or as soon thereafter as practicable, or at such other time as Arcellx, Inc. or its counsel may orally request via telephone call to the staff of the Division of Corporate Finance of the Securities and Exchange Commission.

[Remainder of page intentionally left blank]

Very truly yours,

By:	BOFA SECURITIES, INC.

By:	/s/ John Bishai
Name: John Bishai
Title: Managing Director

By:	SVB SECURITIES LLC

By:	/s/ Murphy Gallagher
Name: Murphy Gallagher
Title: Senior Managing Director

By:	BARCLAYS CAPITAL INC.

By:	/s/ Connie Chang
Name: Connie Chang
Title: Managing Director

By:	WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ John Sonnier
Name: John Sonnier
Title: Managing Director